

May 5, 2014

Via E-mail
Timothy L. Fielding
Chief Financial Officer
Adeptus Health Inc.
2941 South Lake Vista, Suite 200
Lewisville, Texas 75067

> **Re:** **Adeptus Health Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 22, 2014**
> **CIK No. 0001602367**

Dear Mr. Fielding:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

Organizational Structure, page 9

1. Please expand the second paragraph under this heading, which begins on page 9, to explain that Class B shares of the registrant will be issued to the Post-IPO Unit Holders as part of the Reorganization Transactions so as to confer voting rights in the registrant on such holders in the same proportion as their economic interest in Adeptus Health LLC.

Use of Proceeds, page 13

2. We note your response to our prior comment 15. Please add the revised disclosure regarding your Advisory Services Agreement that you have added to page 132 of your

amended draft registration statement to your discussions of such agreement on pages 14, 52 and 65.

Risk Factors
"If we are unable to negotiate…," page 26

3. Please define "gross revenue list price" where it is used in this risk factor to explain the type of contract it applies to and how an increase in that price resulted in an increase in reimbursement in 2011.

Use of Proceeds, page 52

4. We note your response to our prior comment 22. Please revise your disclosure to provide specific information regarding how you intend to use funds that become available under your credit facility. For example, please disclose whether you will use the funds to acquire sites or construct or equip any of the twenty new facilities. Please make any conforming changes under Liquidity on page 86.

Unaudited Pro Forma Financial Information, page 62

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013, page 63

5. Please tell us if SCP III's unrealized gains on investments in the Consolidated Statements of Operations relate to SCP III's investment in First Choice ER, LLC and if so, please provide pro forma adjustments to your Pro Forma Consolidated Statements of Operations to remove these unrealized gains. Please make conforming changes to the Unaudited Pro Forma Consolidated Statements of Operations for the Three Months Ended March 31, 2014 on page 67.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2014, page 65

6. We note your pro forma adjustment to your unaudited pro forma consolidated balance sheet to remove the investments in First Choice ER, LLC based on footnote 3. In addition, please provide similar pro forma adjustments to remove the deferred tax liability, additional paid-in capital and retained earnings associated with the investments or explain to us why you are not required to do so.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Dana Hartz at (202) 551-3648 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017